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Veteran-ownedWomen-ownedMinority-owned
The Modern Rose

Restaurant

331 SE 15th Terrace
Deerfield Beach, FL 33441
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $25,000 invested.
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THE PITCH
The Modern Rose is seeking investment to complete buildout and open our newest location in the heart of Deerfield Beach.
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INVESTOR PERKS

The Modern Rose is offering perks to investors. You earn perks based on your total investment amount in this business.

Rose Founders' Circle Invest $1,000 or more to qualify. 10 of 10 remaining

All who invest at least $1,000 will be invited to a private community of our "Rose Founders". This community will have private access to privileged information such as new locations signed, early opportunities to invest in new projects, access to invite-only R&D tasting events for new menu launches, and more.

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Who We Are

The Modern Rose is a fresh, avant-garde café featuring a distinguished, barista-induced coffeehouse using locally-roasted coffee, and over 60 organic teas. The photogenic menu extends to include eclectic, delicious, and fresh items for breakfast, lunch and afternoon. The Modern Rose has established itself as a local leader in the Café space in both Broward and Palm Beach counties, FL, serving over 340 people a day, and a social media following of over 10,000.

Award-winning mixologist/owner/operator Emilio Dominguez, and his wife, Jimena, have combined to create a new, refreshing café/restaurant model with classic Mexican coastal cuisine cooking as a flavorful addition to the coffeehouse. Management intends to springboard off its rapid success of the Modern Rose model in the next generation of locations by deploying an all-day café model featuring exotic food and cocktail menus. The expanded model intends to generate multiple revenue streams through a diversity of time-targeted markets that move the revenue needle past the current day time café market.

Highlights

The original Modern Rose was established in 2017 in Deerfield Beach, FL.

In 2019, the Dominguez family purchased the fledgling business and brought in a fresh new business model and physical renovation.

Within two years they built the company into a premier restaurant and café with a recognized brand.

The small physical layout overachieved from a revenue perspective, consistently generating more than 1,200% revenue growth.

After expanding the flagship location, the Modern Rose brand successfully launched in downtown Delray Beach.

Over $3.1MM in annual revenues have been generated through the regular service of over 340 clients each day at a 23.55 profit margin.

The additional of full kitchen and alcohol sales will have an enormous impact on revenues and are projected to account for 60% of future gross revenues.

The financial model predicts an ROI of 93% after year 5, which could be substantially higher with revenues from acquisitions.

Strategic locations to come soon in Palm Beach County, FL which attract a high tourist population to further sales.

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THE TEAM
Emilio Dominguez
President

Mr. Dominguez has achieved excellence in all three areas of his life. At 19 years old, he joined the U.S. Air Force and was responsible for 700 airmen, and by the age of 22 was promoted to Staff Sergeant. He began his restaurant and entrepreneurial journey at age 10 bussing tables, and spent 10 years as floor manager at one of New York City's largest catering businesses. He learned the Food & Beverage business from the bottom up. His business and restaurant experience allowed him to scale the first Modern Rose 1100% in three years from $22K to over $1M. last, but not least, he is a devoted husband and proud father of two beautiful children.

Jimena Dominguez
BOH Operations

Rafael Avalos
FOH Operations
Caleigh Cavert
General Manager
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PITCH DECK
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Complete Buildout $46,625
Mainvest Compensation $5,063
Marketing Expenses $10,000
Alcohol Inventory $13,312
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,080,000 $2,704,000 $3,244,800 $3,731,520 $3,842,154
Cost of Goods Sold $520,000 $676,000 $811,200 $932,880 $960,538
Gross Profit $1,560,000 $2,028,000 $2,433,600 $2,798,640 $2,881,616

EXPENSES

Rent $70,909 $73,745 $76,695 $79,732 $80,000
Payroll $624,000 $892,320 $1,070,000 $1,231,000 $1,454,000
Insurance $14,000 $16,000 $17,500 $19,000 $19,000
Maintenance $14,000 $15,000 $15,000 $15,000 $15,000
Marketing $30,000 $45,000 $50,000 $60,000 $60,000
Miscellaneous $36,000 $38,000 $38,000 $40,000 $40,000
Operating Profit $771,091 $947,935 $1,166,405 $1,353,908 $1,213,616
This information is provided by The Modern Rose. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Investment Round Status

Target Raise $75,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends November 24th, 2023

Summary of Terms

Legal Business Name The Modern Rose LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 1%-1.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

Historical milestones

The Modern Rose has been operating since July 2017 and has since achieved the following milestones:

Opened location in Deerfield Beach, FL

Achieved revenue of $84,000 in 2018, which then grew to $1,144,000 in 2022.

Had Cost of Goods Sold (COGS) of $33,600, which represented gross profit margin of 60% in 2018. COGS were then $343,200 in 2022, which implied gross profit margin of 70%.

Achieved profit of $40,000 in 2020, which then grew to $228,800 in 2022.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

The Modern Rose forecasts the following milestones:

Open new location in Fort Lauderdale, FL by July 2023.

Secure a Palm Beach County location by 2023.

Achieve $3MM revenue per year by 2024.

Achieve $1MM profit per year by 2025.

Subsequent events to historical financials

Since the latest available financial statements of The Modern Rose, we have had the following material changes and trends:

Increase in operating costs relating to opening of Ft Lauderdale location and expansion of Deerfield Beach location.

Took out a loan for $90,000 to finance the aforementioned build outs, train management, pay for design, marketing, etc.

2022 Taxes are in the process of being filed in accordance with IRS Extension Guidance.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Modern Rose to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Modern Rose operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Modern Rose competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Modern Rose's core business or the inability to compete successfully against the with other competitors could negatively affect The Modern Rose's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Modern Rose's management or vote on and/or influence any managerial decisions regarding The Modern Rose. Furthermore, if the founders or other key personnel of The Modern Rose were to leave The Modern Rose or become unable to work, The Modern Rose (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Modern Rose and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Modern Rose is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Modern Rose might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Modern Rose is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Modern Rose

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Modern Rose's financial performance or ability to continue to operate. In the event The Modern Rose ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Modern Rose nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Modern Rose will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Modern Rose is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Modern Rose will carry some insurance, The Modern Rose may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Modern Rose could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Modern Rose's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Modern Rose's management will coincide: you both want The Modern Rose to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Modern Rose to act conservative to make sure they are best equipped to repay the Note obligations, while The Modern Rose might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Modern Rose needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Modern Rose or management), which is responsible for monitoring The Modern Rose's compliance with the law. The Modern Rose will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Modern Rose is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Modern Rose fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Modern Rose, and the revenue of The Modern Rose can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Modern Rose to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Modern Rose. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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